SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. )

Under the Securities Exchange Act of 1934

Propanc Health Group Corporation
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

74345C102
(CUSIP Number)

January 11, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  74345C102

1.	Names of Reporting Persons. Ostrowski Properties Pty Ltd (ACN 087 798 276)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization Australia
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,496,320
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,496,320
9.	Aggregate Amount Beneficially Owned by each Reporting Person 6,496,320
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 8.9%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No.  74345C102

1.	Names of Reporting Persons. John Ostrowski
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization Australia
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,496,320
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,496,320
9.	Aggregate Amount Beneficially Owned by each Reporting Person 6,496,320
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 8.9%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No.  74345C102

1.	Names of Reporting Persons. Iwona Aniela Ostrowski
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization Australia
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,496,320
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,496,320
9.	Aggregate Amount Beneficially Owned by each Reporting Person 6,496,320
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 8.9%
12.	Type of Reporting Person (See Instructions) IN

ITEM 1:

(a)  Name of Issuer:

The name of the issuer is Propanc Health Group Corporation (the "Company")

 (b)  Address of Issur’s Principal Executive Offices:

The Company's principal executive offices are located at 576 Swan Street, Richmond, VIC, 3121, Australia

ITEM 2:

(a)  Name of Person Filing:

This Schedule 13G is filed by (i) Ostrowski Properties Pty Ltd with respect to Shares (as defined below) beneficially owned by it; (ii) Mr. John Ostrowski with respect to Shares beneficially owned by him; and (iii) Mrs. Iwona Aniela Ostrowski with respect to Shares benefically owned by her. The foregoing entity and persons are hereinafter collectively referred to as the "Reporting Persons."

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended.

(b)  Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons is 33 Allambee Ave., Camberwell, VIC 3124, Australia

(c)  Citizenship:

(i)  Ostrowski Properties Pty Ltd is a corporation organized under the laws of Australia.

(ii)  Mr. Ostrowski is a citizen of Austrialia.

(iii) Mrs. Ostrowski is a citizen of Australia.

(d)  Title of Class of Securities:

Common Stock, $0.001 par value, of the Company (the "Shares").

(e)  CUSIP Number:

74345C102

ITEM 3:  IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

ITEM 4:  OWNERSHIP.

Mr. Ostrowski and Mrs. Ostrowski do not directly own any Shares. They are directors and the sole shareholders of Ostrowski Properties Pty Ltd and by virtue of these relationships may be deemed to be indirect beneficial owners of the Shares held directly by Ostrowski Properties Pty Ltd.

The percentages used herein are calculated based on the number of 72,987,839 Shares issued and outstanding as of February 19, 2013, as reported in the Company's quarterly report o Form 10-Q filed with the Securities and Exchange Commission by the Company for the quarterly period ended December 31, 2012.

As of May [●], 2013, the Reporting Persons may be deemed to have beneficial ownership of Shares as follows:

(A) Ostrowski Properties Pty Ltd (ACN 087 798 276)

(1)  Amount beneficially owned: 6,496,320

(2)  Percent of class: 8.9%

 (3)  (a) Sole power to vote or to direct the vote: 0
        (b) Shared power to vote or to direct the vote: 6,496,320
        (c) Sole power to dispose or to direct the disposition: 0
        (d) Shared power to dispose or to direct the disposition: 6,496,320

(B) Mr. Ostrowski

(1)  Amount beneficially owned: 6,496,320

(2)  Percent of class: 8.9%

 (3)  (a) Sole power to vote or to direct the vote: 0
        (e) Shared power to vote or to direct the vote: 6,496,320
        (f) Sole power to dispose or to direct the disposition: 0
        (g) Shared power to dispose or to direct the disposition: 6,496,320

(C) Mrs. Ostrowski

(1)  Amount beneficially owned: 6,496,320

(2)  Percent of class: 8.9%

 (3)  (a) Sole power to vote or to direct the vote: 0
        (h) Shared power to vote or to direct the vote: 6,496,320
        (i)  Sole power to dispose or to direct the disposition: 0
        (j)  Shared power to dispose or to direct the disposition: 6,496,320

ITEM 5:   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

ITEM 6:   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7:   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8:   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9:   NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10:  CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May [●], 2013	By:	[●]
	Name:	[●]
	Title:	[●]

By:	/s/ John Ostrowski
Name:	John Ostrowski

By:	/s/ Iwona Aniela Ostrowski
Name:	Iwona Aniela Ostrowski

Exhibit Index

Exhibit No.	Exhibit Description
99.1	Joint Filing Agreement among Ostrowski Properties Pty Ltd (ACN 087 798 276), John Ostrowski and Iwona Aniela Ostrowski, dated May [●], 2013